SEABRIDGE GOLD INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
As at September 30, 2025

SEABRIDGE GOLD INC. Interim Condensed Consolidated Statements of Financial Position (Unaudited, expressed in thousands of Canadian dollars)

	Note	September 30, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents		$103,104	$49,815
Amounts receivable and prepaid expenses	3	13,635	2,928
Investments in marketable securities	4	8,181	5,403
		124,920	58,146
Non-current assets
Investment in associate	4	1,302	913
Other long-term assets and receivables	5	170,454	119,947
Mineral interests, property and equipment	6	1,388,171	1,251,424
Reclamation deposits	8	22,089	22,307
		1,582,016	1,394,591
Total assets		$1,706,936	$1,452,737

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	7	$36,299	$11,281
Flow-through share premium	10	-	6,940
Lease obligations		342	348
Provision for reclamation liabilities	8	5,110	1,750
		41,751	20,319
Non-current liabilities
Secured note liabilities	9	583,136	562,552
Deferred income tax liabilities		23,324	20,304
Lease obligations		958	1,002
Provision for reclamation liabilities	8	998	5,542
		608,416	589,400
Total liabilities		650,167	609,719

Shareholders’ equity	10	1,056,769	843,018
Total liabilities and shareholders’ equity		$1,706,936	$1,452,737
Subsequent events (Note 3 and 10), commitments and contingencies (Note 15)
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.
Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited, expressed in thousands of Canadian dollars except common share and per common share amounts)

	Note	Three months ended September 30,		Nine months ended September 30,
		2025	2024	2025	2024

Remeasurement of secured notes	9	$(20,033)	$(42,035)	$(23,871)	$40,720
Corporate and administrative expenses	13	(4,671)	(4,000)	(13,980)	(13,446)
Foreign exchange gain (loss)		(12,607)	5,474	17,574	(13,178)
Other income - flow-through shares	10	8,177	3,844	14,400	6,197
Interest income		1,518	896	3,750	2,521
Finance costs and other		(143)	(321)	(432)	(485)
Earnings (loss) before income taxes		(27,759)	(36,142)	(2,559)	22,329
Income tax recovery (expense)		(4,511)	8,591	(6,831)	(12,812)
Net earnings (loss)		$(32,270)	$(27,551)	$(9,390)	$9,517

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurement of secured notes	9	$25,893	$15,521	$(7,782)	$49,600
Change in fair value of marketable securities	4	1,509	566	2,778	1,319
Tax impact		(7,193)	(4,267)	1,729	(13,568)
Total other comprehensive income (loss)		20,209	11,820	(3,275)	37,351
Comprehensive income (loss)		$(12,061)	$(15,731)	$(12,665)	$46,868

Weighted average number of common shares outstanding
Basic	10	102,328,754	89,588,695	99,621,923	87,983,955
Diluted	10	102,328,754	89,588,695	99,621,923	88,516,410

Earnings (loss) per share
Basic	10	(0.32)	(0.31)	(0.09)	0.11
Diluted	10	(0.32)	(0.31)	(0.09)	0.11
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC. Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity (Unaudited, expressed in thousands of Canadian dollars except number of shares)

	Number of Shares	Share Capital	Stock-based Compensation	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (loss)	Total Equity

As at December 31, 2024	91,912,919	$1,051,755	$4,198	$39,484	$(217,890)	$(34,529)	$843,018
Share issuance:
Bought deal and private placement, net of costs	8,180,000	136,600	-	-	-	-	136,600
Share issuance:
Private placement - flow-through financing	1,380,000	29,026	-	-	-	-	29,026
Interest expense paid in shares	895,817	18,702	-	-	-	-	18,702
At-The-Market offering	1,439,499	38,314	-	-	-	-	38,314
RSUs/DSUs vested	34,000	578	(578)	-	-	-	-
Share issuance costs	-	(1,829)	-	-	-	-	(1,829)
Deferred tax on share issuance costs	-	2,083	-	-	-	-	2,083
Stock-based compensation	-	-	3,520	-	-	-	3,520
Other comprehensive loss	-	-	-	-	-	(3,275)	(3,275)
Net loss for the period	-	-	-	-	(9,390)	-	(9,390)
As at September 30, 2025	103,842,235	$1,275,229	$7,140	$39,484	$(227,280)	$(37,804)	$1,056,769
As at December 31, 2023	86,108,019	$934,608	$3,400	$39,484	$(186,643)	$(60,926)	$729,923
Share issuance:
At-The-Market offering	2,750,609	56,569	-	-	-	-	56,569
Private placement - flow-through financing	776,519	14,921	-	-	-	-	14,921
Interest expense paid in shares	575,000	11,609	-	-	-	-	11,609
Options exercised	50,000	1,302	(416)	-	-	-	886
RSUs vested	126,133	2,060	(2,060)	-	-	-	-
other	5,000	105	-	-	-	-	105
Share issuance costs	-	(1,240)	-	-	-	-	(1,240)
Deferred tax on share issuance costs	-	333	-	-	-	-	333
Stock-based compensation	-	-	2,880	-	-	-	2,880
Other comprehensive income	-	-	-	-	-	37,351	37,351
Net earnings for the period	-	-	-	-	9,517	-	9,517
As at September 30, 2024	90,391,280	$1,020,267	$3,804	$39,484	$(177,126)	$(23,575)	$862,854
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC. Interim Condensed Consolidated Statements of Cash Flows (Unaudited, expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Operating Activities
Net earnings (loss)	$(32,270)	$(27,551)	$(9,390)	$9,517
Adjustment for non-cash items:
Remeasurement (gain) loss on secured notes	20,033	42,035	23,871	(40,720)
Unrealized foreign exchange (gain) loss	13,143	(5,974)	(17,941)	13,377
Other income - flow-through shares	(8,177)	(3,844)	(14,400)	(6,197)
Stock-based compensation	1,049	833	3,520	2,880
Income tax expense (recovery)	4,511	(8,591)	6,831	12,812
Other non-cash items	(224)	756	1,052	368
Adjustment for cash items:
Environmental rehabilitation disbursements	(1,032)	(329)	(1,299)	(499)
Changes in working capital items:
Amounts receivable and prepaid expenses	(398)	720	242	(2,948)
Accounts payable and accrued liabilities	1,259	551	161	(10)
Net cash used in operating activities	(2,106)	(1,394)	(7,353)	(11,420)

Investing Activities
Mineral interests, property and equipment	(52,864)	(28,046)	(88,250)	(78,598)
Other long-term assets and receivables	-	(14,000)	(54,373)	(14,000)
Investment in associate	-	-	(684)	-
Redemption (investment) in reclamation deposits	-	-	218	(919)
Net cash used in investing activities	(52,864)	(42,046)	(143,089)	(93,517)

Financing Activities
Share issuance net of costs	36,430	24,100	204,666	73,303
Exercise of options	-	-	-	886
Payment of lease liabilities	(118)	(398)	(352)	(723)
Net cash from financing activities	36,312	23,702	204,314	73,466
Effects of exchange rate fluctuation on cash and cash equivalents	379	(409)	(583)	195
Net increase (decrease) in cash and cash equivalents during the period	(18,279)	(20,147)	53,289	(31,276)
Cash and cash equivalents, beginning of the period	121,383	71,309	49,815	82,438
Cash and cash equivalents, end of the period	$103,104	$51,162	$103,104	$51,162
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.
Notes to the condensed consolidated interim financial statements
As at and for the nine months ended September 30, 2025 and 2024
(Amounts in notes and in tables are in millions of Canadian dollars, except where otherwise indicated) (Unaudited)
1. Reporting entity
Seabridge Gold Inc. is comprised of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries, KSM Mining ULC, Seabridge Gold (NWT) Inc., Seabridge Gold (Yukon) Inc., Seabridge Gold Corp., SnipGold Corp. and Snowstorm Exploration (LLC), and is a Company engaged in acquiring, exploring, and advancing mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company was incorporated under the laws of British Columbia, Canada on September 14, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada and the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.
2. Basis of preparation
a)Statement of compliance
These unaudited interim condensed consolidated financial statements (“consolidated interim financial statements”) were prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), using accounting policies consistent with those used by the Company in preparing the annual consolidated financial statements as at and for the year ended December 31, 2024 and should be read in conjunction with the Company’s annual consolidated financial statements. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. These consolidated interim financial statements were authorized for issue by the Company’s board of directors on November 12, 2025.
b)Amended IFRS standard effective January 1, 2025
(i)On August 15, 2023, the IASB issued amendments to IAS 21 to specify how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendments specify that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendments were effective on January 1, 2025. The Company applied the amendments to its consolidated interim financial statements for the annual reporting period beginning on January 1, 2025. The application of these amendments did not have an impact on the Company’s consolidated interim financial statement.
c)Accounting pronouncements issued but not yet effective
(i)On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The Company is currently assessing the impact of the amendments on its financial statements.

(ii)On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.
3. Amounts receivable and prepaid expenses

($000s)	September 30, 2025	December 31, 2024
HST	2,961	1,312
British Columbia Mineral Exploration Tax Credit [1]	3,866	-
Prepaid expenses and other receivables	6,808	1,616
	13,635	2,928
1.During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the reassessed amount to the Receiver General. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Company presented its case in the BC Supreme Court in September 2024 based on an agreed statement of facts between the two parties. As at September 30, 2025, the Company has paid $1.6 million to the Receiver General, and the Canada Revenue Agency (“CRA”) has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest. As a result the Company had originally recorded a long-term receivable of $3.9 million, including $0.3 million of additional interest charged after the reassessment. On March 26, 2025, a judgment was rendered substantially in favor of the Company supporting its position for the recoverability of the BCMETC receivable. The CRA was granted 30 days to appeal the ruling with the BC Supreme Court, but it did not proceed with an appeal. Subsequent to the quarter end, the Company received the full $3.9 million plus $0.5 million in additional interest, or $4.4 million in total.
4. Investments

($000s)	January 1, 2025	Fair value through other comprehensive income (loss)	Loss of associate	Additions	September 30, 2025

Current assets:
Investments in marketable securities	5,403	2,778	-	-	8,181

Non-current assets:
Investment in associate	913	-	(295)	684	1,302

($000s)	January 1, 2024	Fair value through other comprehensive income (loss)	Loss of associate	Additions	December 31, 2024

Current assets:
Investments in marketable securities	3,750	1,653	-	-	5,403

Non-current assets:
Investment in associate	1,247	-	(334)	-	913
The Company holds a 4.8% (December 31, 2024 - 4.2%) interest in Paramount which is classified as investment in associate and accounted for using the equity method on the basis that the Company has the ability to exert significant influence through its representation on Paramount’s board of directors.
In June 2025, the Company participated in a non-brokered registered direct offering and purchased 833,333 common shares of Paramount at US$0.60 per common share. During the nine months ended September 30, 2025, the Company recorded its proportionate share of Paramount’s net loss of $0.3 million (nine months ended September 30, 2024 - $0.3 million net loss) within equity loss of associate on the interim condensed consolidated statements of operations and comprehensive income (loss). As at September 30, 2025, the carrying value of the Company’s investment in Paramount was $1.3 million (December 31, 2024 - $0.9 million).
5. Other long-term assets and receivables

($000s)	September 30, 2025	December 31, 2024
BC Hydro [1]	161,093	106,720
Canadian Exploration Expenses [2]	9,361	9,361
British Columbia Mineral Exploration Tax Credit [3]	-	3,866
	170,454	119,947
1.In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority (“BC Hydro”) covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. Pursuant to signing the Facilities Agreement and subsequent amending agreements, as at September 30, 2025, the Company made $161.1 million prepayments to BC Hydro, inclusive of $54.4 million paid in 2025 (paid in 2024 - $14.0 million). Of the $161.1 million, $86.2 million was the cost to complete the construction, and $74.7 million was prepayment for the system reinforcement that is required to make the power available.
2.As previously disclosed in the Company’s prior years financial statements, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (“CEE”) for the three-year period ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time-to-time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of certain types of expenditures previously audited and approved as CEE by the CRA. The Company strongly disagreed with the notice and responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021, 2022 and 2023, the Company deposited $9.4 million into the accounts of certain of these investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at September 30, 2025. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $4.0 million potential interest. No provision has been recorded related to the tax, potential interest, nor the potential indemnity as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.
3.Refer to note 3.

6. Mineral interests, property and equipment

($000s)	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets [1]	Total
Cost
As at January 1, 2024	756,806	198,066	175,490	3,218	1,133,580
Additions	45,784	80,145	-	836	126,765
Disposals [3]	-	-	-	(1,326)	(1,326)
Transfers	-	(232)	232	-	-
As at December 31, 2024	802,590	277,979	175,722	2,728	1,259,019
Additions	83,992	54,687	-	301	138,980
As at September 30, 2025	886,582	332,666	175,722	3,029	1,397,999
Accumulated Depreciation
As at January 1, 2024	-	-	3,587	1,529	5,116
Depreciation expense [2]	-	-	2,605	842	3,447
Disposals [3]	-	-	-	(968)	(968)
As at December 31, 2024	-	-	6,192	1,403	7,595
Depreciation expense [2]	-	-	1,906	327	2,233
As at September 30, 2025	-	-	8,098	1,730	9,828
Net Book Value
As at December 31, 2024	802,590	277,979	169,530	1,325	1,251,424
As at September 30, 2025	886,582	332,666	167,624	1,299	1,388,171
1.Right-of-use assets consist of property and equipment related to assets leased and accounted for under IFRS 16
2.Depreciation expense related to camps, equipment, and right-of-use assets associated with the KSM construction is capitalized to construction in progress
3.Disposals relate to equipment lease cancellations at KSM.

Mineral interests, property and equipment additions by project are as follows:

		Nine months ended September 30, 2025
($000s)	January 1, 2025	Mineral interests	Construction in progress	Property & equipment	Right-of- use assets	Total Additions	September 30, 2025
Additions
KSM [1]	1,023,292	60,331	54,687	-	301	115,319	1,138,611
Courageous Lake	82,609	486	-	-	-	486	83,095
Iskut	81,140	16,444	-	-	-	16,444	97,584
Snowstorm	40,538	1,244	-	-	-	1,244	41,782
3 Aces	30,058	5,487	-	-	-	5,487	35,545
Grassy Mountain	771	-	-	-	-	-	771
Corporate	611	-	-	-	-	-	611
Total	1,259,019	83,992	54,687	-	301	138,980	1,397,999

		Year ended December 31, 2024
($000s)	January 1, 2024	Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions	December 31, 2024
Additions
KSM [1]	928,412	15,225	80,145	-	836	96,206	1,024,618
Courageous Lake	81,519	1,090	-	-	-	1,090	82,609
Iskut	64,078	17,062	-	-	-	17,062	81,140
Snowstorm	39,459	1,079	-	-	-	1,079	40,538
3 Aces	18,730	11,328	-	-	-	11,328	30,058
Grassy Mountain	771	-	-	-	-	-	771
Corporate	611	-	-	-	-	-	611
	1,133,580	45,784	80,145	-	836	126,765	1,260,345
KSM transfers	-	-	(232)	232	-	-	-
KSM disposals	-	-	-	-	(1,326)	(1,326)	(1,326)
Total	1,133,580	45,784	79,913	232	(490)	125,439	1,259,019
1.During the nine months ended September 30, 2025, Construction in progress additions at KSM included $25.6 million of capitalized borrowing costs (year ended December 31, 2024 - $32.9 million). Costs capitalized during the comparative period were net of $0.5 million of interest income earned on temporary investments of the borrowed funds.
7. Accounts payable and accrued liabilities

($000s)	September 30, 2025	December 31, 2024
Trade payables	7,722	7,701
Non-trade payables and accrued liabilities [1]	28,577	3,580
	36,299	11,281
1. Non-trade payables and accrued liabilities include $25.0 million and $2.0 million of accrued expenses at KSM and Iskut, respectively.
8. Provision for reclamation liabilities

($000s)	September 30, 2025	December 31, 2024
Beginning of the period	7,292	7,435
Disbursements	(1,299)	(843)
Environmental rehabilitation expense	-	450
Accretion	115	250
End of the period	6,108	7,292

Provision for reclamation liabilities – current	5,110	1,750
Provision for reclamation liabilities – long-term	998	5,542
	6,108	7,292
The estimate of the provision for reclamation obligations as at September 30, 2025 was calculated using the estimated discounted cash flows of future reclamation costs of $6.1 million (December 31, 2024 - $7.3 million) and the expected timing of cash flow payments required to settle the obligations in the remainder of 2025 and 2026. As at September 30, 2025, the undiscounted future cash outflows are estimated at $6.4 million (December 31, 2024 - $7.7 million) primarily over the next year. The nominal discount rate used to calculate the present value of the reclamation obligations was 2.5% at September 30, 2025 (December 31, 2024 - 2.9%). For the nine months ended September 30, 2025, reclamation disbursements amounted to $1.3 million (2024 - $0.8 million).

As at September 30, 2025 the Company has placed a total of $22.1 million (December 31, 2024 - $22.3 million) on deposit with financial institutions or with government regulators that are pledged as security against reclamation liabilities. The deposits are recorded on the consolidated statements of financial position as reclamation deposits. As at September 30, 2025 and December 31, 2024, the Company had $10.0 million of uncollateralized surety bond, issued pursuant to arrangements with an insurance company, in support of environmental closure costs obligations related to the KSM Project.
9. Secured note liabilities
(i)2022 Secured Note
On February 25, 2022, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) signed a definitive agreement to sell a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a silver royalty on its 100% owned KSM to institutional investors (“Investors”) for US$225 million. The transaction closed on March 24, 2022. The key terms of the 2022 Secured Note include:
•When the 2022 Secured Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first to occur of:
a)Commercial production being achieved at KSM; and
b)Either on March 24, 2032, the 10-year anniversary, or if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035, the 13-year anniversary of the issue date of the 2022 Secured Note.
•Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares but subject to the limitation that no amount payable can be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.
•The Company has the option to buyback 50% of the Silver Royalty, once exchanged, on or before 3 years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.
•If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the 2022 Secured Note back to the Company for US$232.5 million, (“Silver Financing Put”) with the Company able to satisfy such amount in cash or by delivering common shares at its option subject to limitations noted below. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.
•If KSM’s EAC expires at anytime while the 2022 Secured Note is outstanding, the Investors can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option subject to limitations noted below. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.
•If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty (if the EAC expires during the term of the 2022 Secured Note and the corresponding put right is not exercised by the Investors, this uplift will occur at the thirteenth anniversary from closing). As at September 30, 2025 and December 31, 2024, the fair value of the 2022 Secured Note was calculated based on a 75% gross silver royalty.
•The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

To satisfy the interest payment on the 2022 Secured Note, during 2025, the Company issued 771,648 common shares in respect of the interest incurred during the nine months ended September 30, 2025 (year ended December 31, 2024 - 1,101,403 common shares).
A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note and instead account for the entire secured note as a financial liability at fair value through profit or loss.
The 2022 Secured Note was recognized at its estimated fair value at initial recognition of $282.3 million (US$225 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, silver prices forecast and the discount rates. As at September 30, 2025, the fair value of the 2022 Secured Note is determined based on the assumption that the EAC will not expire.
In accordance with IFRS 13, the fair value of a financial liability with a demand feature cannot be less than the amount payable on demand, discounted from the first date that the amount could be required to be paid. Based on an analysis of probabilities of potential outcomes for the timeline to secure project financing, it was concluded that the Silver Financing Put would become exercisable in 2027, therefore, as at September 30, 2025, the fair value of the 2022 Secured Note was recorded as the fair value of the Silver Financing Put, of $310.0 million, and for the nine months ended September 30, 2025, the Company recorded a $3.7 million gain, inclusive of foreign exchange. As at December 31, 2024, the fair value of the 2022 Secured Note was recorded as the fair value of the Silver Financing Put, of $313.8 million, and for the year ended December 31, 2024, the Company recorded an overall $19.4 million loss.
The following key inputs and assumptions were used in the determination of fair value:

Key inputs and assumptions	September 30, 2025	December 31, 2024
Forecast silver production in thousands of ounces	166,144	166,144
Silver spot price on September 30, 2025, and December 31, 2024 [1]	US$46.18	US$28.91
Risk-free rate	4.7%	4.8%
Credit spread	4.6%	4.8%
Share price volatility	60%	60%
Silver royalty discount factor	14.0%	11.6%
1.The metal prices used in models are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.
The carrying amount for the 2022 Secured Note is as follows:

($000s)	September 30, 2025	December 31, 2024
Fair value beginning of the period	313,766	294,363
Change in fair value (gain) loss through profit and loss	5,629	(210)
Change in fair value (gain) loss through other comprehensive income (loss)	962	(5,004)
Foreign currency translation (gain) loss	(10,332)	24,617
Total change in fair value	(3,741)	19,403

Fair value end of the period	310,025	313,766

Sensitivity Analysis:
As at September 30, 2025, the fair value of the 2022 Secured Note was recorded as the fair value of the Silver Financing Put, therefore the fair value is not sensitive to changes in silver price forward curve or the forecasted silver production. The fair value recorded would be higher than the value of the put option in the event that silver price forward curve or forecasted silver production were 19% higher, or discount rates were 1% lower.
As at September 30, 2025, the fair value of the 2022 Secured Note would increase by $4.7 million if the discount rate was 1% lower and the fair value would decrease by $4.6 million if the discount rate was 1% higher.
(ii)2023 Secured Note
On May 11, 2023, the Company announced that it, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”), had agreed to the principal terms of a royalty agreement under which Sprott Resource Streaming and Royalty Corp. (“Sprott”) would pay KSMCo US$150 million and KSMCo would grant Sprott up to 1.2% net smelter royalty (“NSR”) on the KSM project. Thereafter, the Company and Sprott agreed to restructure the proposed transaction as the sale of a secured note and, on June 28, 2023, the Company and KSMCo, signed a definitive agreement to sell a secured note (“2023 Secured Note”) that is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on its 100% owned KSM Project (“KSM”) to Sprott for US$150 million. The transaction closed on June 29, 2023. The key terms of the 2023 Secured Note include:
•When the 2023 Secured Note matures, Sprott will use all of the principal amount repaid on maturity to purchase a 1% NSR, subject to adjustment of the amount as described below. Maturity occurs upon the first to occur of:
a)Commercial production being achieved at KSM; and
b)Either on March 24, 2032 or, if the Environmental Assessment Certificate (“EAC”) expires and the Investors do not exercise their right to put the 2023 Secured Note to the Company, on March 24, 2035.
•Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. However, payment of quarterly interest due on or before June 29, 2025 (the “Deferred Interest”) will be deferred and the Deferred Interest plus interest accrued on it (the “Interest Deferral Amount”) is payable in a lump sum on or before December 29, 2025.
•KSMCo can pay the Interest Deferral Amount (US$21.5M) in cash or Seabridge common shares or KSMCo can elect to increase the size of the NSR to be sold to Sprott on the Maturity Date from a 1% NSR to a 1.2% NSR (the “Royalty Increase Election”).
•The Company can elect to satisfy quarterly interest payments, including the Deferral Amount due, by paying in cash or Seabridge common shares at its options subject to limitations noted below. The requirement to make quarterly interest payments expires on the maturity date.
•If commercial production is not achieved at the KSM Project prior to March 24, 2032, the size of the NSR to be sold to Sprott on the Maturity Date will increase to 1.25% if KSMCo paid the Interest Deferral Amount in cash or shares, or to 1.5% if KSMCo made the Royalty Increase Election (the applicable increase being the “Production Delay Increase”). As at September 30, 2025 and December 31, 2024, the fair value of the 2023 Secured Note was calculated based on a 1.25% to 1.5% NSR.
•The Company has the option to purchase the NSR amount down (after the NSR is sold to Sprott) to a 0.5% NSR (or to 0.625% if the Production Delay Increase occurred) on or before three years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.
•If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Secured Note back to the Company (“NSR Financing Put”) for:

a)if the Company is obligated to sell Sprott a 1% or 1.25% NSR on the Maturity Date at the time, US$155 million plus accrued and unpaid interest, or
b)if the Company is obligated to sell Sprott a 1.2% or 1.5% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest.
This Sprott put right expires once such project financing is in place. If Sprott exercises this put right, Sprott’s right to purchase the NSR terminates.
•If KSM’s EAC expires at anytime while the 2023 Secured Note is outstanding, Sprott can put the 2023 Secured Note back to the Company at any time over the following nine months for:
a)if the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$165 million plus accrued and unpaid interest, or
b)if the Company is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$186.5 million plus accrued and unpaid interest.
If Sprott exercises this put right, Sprott’s right to purchase the NSR terminates.
•The Company can elect to satisfy payments due on Sprott’s exercise of either of its put rights in cash or by delivering common shares at its options subject to the limitation that no amount payable shall be paid in common shares if, after the payment, Sprott would own more than 9.9% of the Company’s outstanding shares.
•The Company’s obligations under the 2023 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.
A number of the above noted options within the agreement represent embedded derivatives. Management has elected to not separate these embedded derivatives from the underlying host secured note, and instead account for the entire secured note as a financial liability at fair value through profit or loss.
The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, metal prices forecast and discount rates. As at September 30, 2025, the fair value of the 2023 Secured Note is determined based on the assumption that the EAC will not expire.
In accordance with IFRS 13, the fair value of a financial liability with a demand feature cannot be less than the amount payable on demand, discounted from the first date that the amount could be required to be paid. Based on an analysis of probabilities of potential outcomes for the timeline to secure project financing, it was concluded that the NSR Financing Put would become exercisable in 2027, however as at September 30, 2025 and December 31, 2024, the fair value of the 2023 Secured Note was greater than the fair value of the NSR Financing Put embedded in the note and the Company recorded the higher value recognizing a $24.3 million loss (year ended December 31, 2024 - $30.7 million gain) on the remeasurement of the 2023 Secured Note liability.

The following key inputs and assumptions were used in the determination of fair value:

Key inputs and assumptions	September 30, 2025	December 31, 2024
Forecast NSR:
Gold in thousands of ounces	10,500	10,500
Silver in thousands of ounces	29,876	29,876
Copper in millions of pounds	19,322	19,322
Molybdenum in millions of pounds	152	152
Metals spot prices on September 30, 2025, and December 31, 2024: [1]
Gold per ounce	US$3,806.55	US$2,610.85
Silver per ounce	US$46.18	US$28.91
Copper per pound	US$4.69	US$4.00
Molybdenum per pound	US$25.4	US$21.37
Risk-free rate	4.7%	4.8%
Credit spread	4.6%	4.8%
Share price volatility	60%	60%
NSR royalty discount factor	14.0%	11.6%
1. The metal prices used in model are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.

The carrying amount for the 2023 Secured Note is as follows:

($000s)	September 30, 2025	December 31, 2024
Fair value beginning of the period	248,786	279,525
Change in fair value (gain) loss through profit and loss	25,114	(23,353)
Change in fair value (gain) loss through other comprehensive income (loss)	6,820	(29,195)
Foreign currency translation (gain) loss	(7,609)	21,809
Total change in fair value	24,325	(30,739)

Fair value end of the period	273,111	248,786

Sensitivity Analysis:
For the fair value of the 2023 Secured Note, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
•Metals price forward curve	•Future metal prices were 10% higher	$18.2
	•Future metal prices were 10% lower	$(18.5)
•Discount rates	•Discount rates were 1% higher	$(31.0)
	•Discount rates were 1% lower	$36.9
Key unobservable inputs
•Forecasted metal production	•Metal production indicated volumes were 10% higher	$18.0
	•Metal production indicated volumes were 10% lower	$(18.2)
10. Shareholders’ equity
The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at September 30, 2025 or December 31, 2024.
The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.
The properties in which the Company currently has an interest are in the pre-operating stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during 2025. The Company considers its capital to be share capital, stock-based compensation, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.
a)Equity financings
On September 18, 2025, the Company issued 180,000 flow-through common shares at $33.52 per common share for aggregate gross proceeds of $6.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2025. At the time of issuance of the flow-through shares, $1.3 million premium was recognized as a liability on the consolidated statements of financial position. By September 30, 2025, the Company incurred $6.0 million of qualifying exploration expenditures and $1.3 million premium was recognized through other income on the interim condensed consolidated statements of operations and comprehensive income (loss).
On June 19, 2025, the Company issued 1,200,000 flow-through common shares at $25.38 per common share for aggregate gross proceeds of $30.5 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2025. At the time of issuance of the flow-through shares, $6.2 million premium was recognized as a liability on the consolidated statements of financial position. During the three and nine months ended September 30, 2025, the Company incurred $27.8 million and $30.5 million of qualifying exploration expenditures, respectively, and $6.2 million premium was recognized through other income on the interim condensed consolidated statements of operations and comprehensive income (loss).
On February 13, 2025, the Company entered into an agreement to sell, on a bought deal basis, 6,540,000 common shares of the Company, at US$12.25 per common share, for gross proceeds of US$80.1 million. The financing closed on February 19, 2025. Also on February 13, 2025, the Company entered into a private placement subscription agreement with a strategic investor to sell 1,640,000 common shares of the Company at US$12.25 per common share, for gross proceeds of US$20.1 million. The private placement closed concurrently with the bought deal. In aggregate, 8,180,000 common shares were issued, at a price of US$12.25 per common share, for gross proceeds of $142.5 million (US$100.2 million).
During the first quarter of 2023, the Company entered into an agreement with two securities dealers, for an At-The-Market (“ATM”) offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program was in effect until the Company’s US$750 million Shelf Registration Statement, that was due to expire in January 2025, was replaced with a new US$750 million Shelf Registration Statement, replacing the one due to expire. In the first quarter of 2025, a US$100 million prospectus supplement was filed and the Company entered into an agreement with two securities dealers for a new ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in February 2027.
During the nine months ended September 30, 2025, the Company issued 1,439,499 shares, at an average selling price of $26.62 per share, for net proceeds of $37.5 million under the Company’s ATM. During 2024, the Company issued 3,645,859 shares, at an average selling price of $21.25 per share, for net proceeds of $75.9 million under the Company’s ATM. As at September 30, 2025, US$72.8 million was available under the ATM. Subsequent to the quarter end, the Company issued 504,490 shares, at an average selling price of $37.5 per share, for net proceeds of $18.5 million under the Company’s At-The-Market offering.
On December 23, 2024, the Company issued 195,500 flow-through common shares at $25.67 per common share for aggregate gross proceeds of $5.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $1.7 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $0.2 million of qualifying exploration expenditures and $0.1 million of the premium was recognized through other income on the interim condensed consolidated statements of operations and comprehensive income (loss). During the three and nine months ended September 30, 2025, the Company incurred $3.7 million and $4.9 million of qualifying exploration, respectively, expenditures and the remaining $1.7 million premium was recognized through other income on the interim condensed consolidated statements of operations and comprehensive income (loss).
On June 5, 2024, the Company issued 575,000 flow-through common shares at $31.26 per common share for aggregate gross proceeds of $18.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $6.4 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $3.1 million of qualifying exploration expenditures and $1.1 million of the premium was recognized through other income on the interim condensed consolidated statements of operations and comprehensive income (loss). During the first half of 2025, the Company incurred $14.9 million of qualifying exploration expenditures and the remaining $5.3 million premium was recognized through other income on the interim condensed consolidated statements of operations and comprehensive income (loss).

b)Stock options and restricted share units
In 2024, the Company’s Stock option plan was cancelled. The Company provides compensation to directors and employees in the form of RSUs and DSUs. Pursuant to the Company’s RSU and DSU Plan, the Board of Directors has the authority to grant RSUs and DSUs, and to establish terms including the vesting criteria and the life of the RSUs and the DSUs. The RSU and DSU transactions were as follows:

	Options			RSUs and DSUs		Total
	Number of options	Weighted average exercise price ($)	Amortized value ($000s)	Number of units	Amortized value ($000s)	Stock-based compensation ($000s)
Outstanding January 1, 2025	-	-	-	837,301	4,198	4,198
Granted DSUs	-	-	-	10,000	10	10
Vested RSUs and DSUs	-	-	-	(34,000)	(578)	(578)
Expired/forfeited RSUs	-	-	-	(5,499)	(24)	(24)
Amortized value of RSUs and DSUs	-	-	-	-	3,534	3,534
Outstanding at September 30, 2025	-	-	-	807,802	7,140	7,140

	Options			RSUs and DSUs		Total
	Number of options	Weighted average exercise price ($)	Amortized value ($000s)	Number of units	Amortized value ($000s)	Stock-based compensation ($000s)
Outstanding January 1, 2024	50,000	17.72	416	697,726	2,984	3,400
Granted RSUs and DSUs	-	-	-	370,920	134	134
Exercised option or vested RSU	(50,000)	17.72	(416)	(151,638)	(2,466)	(2,882)
Expired/forfeited RSUs	-	-	-	(79,707)	(84)	(84)
Amortized value of RSUs and DSUs	-	-	-	-	3,630	3,630
Outstanding at December 31, 2024	-	-	-	837,301	4,198	4,198
During the second quarter of 2025, two members of the Board of Directors retired and their RSUs and DSUs vested and were exchanged for 34,000 common shares of the Company. Also, during the second quarter of 2025, 10,000 DSUs were granted to a new Board member.
In December 2024, 54,500 DSUs were granted to Board members, 272,420 RSUs were granted to senior management, and 44,000 RSUs were granted to other employees of the Company. The vesting of the RSUs granted to senior management is dependent on certain corporate objectives including a positive construction decision at KSM, and the Company’s share price outperforming certain market benchmarks. The fair value of RSUs granted with vesting dependent on market conditions was valued using a Monte-Carlo simulation. The total fair value of the RSU and DSU grants, of $6.0 million, was estimated as at the grant date and will be amortized over the expected service period of the grants. The expected service period ranges from one year to five years from the date of the grant and is also dependent on the corporate objectives being met.
In December 2023, 379,300 RSUs were granted to the Board members, members of senior management, and to other employees of the Company. Of those, 277,500 was granted to senior management, with vesting dependent on certain corporate objectives including the completion of a bankable feasibility study at KSM, and the Company’s share price outperforming certain market benchmarks. The fair value of RSUs granted with vesting dependent on market conditions was valued using a Monte-Carlo simulation. The total fair value of the RSU grants, of $4.6 million, was estimated as at the grant date and will be amortized over the expected service period of the grants. The expected service period ranges from one year to three years from the date of the grant and is also dependent on the corporate objectives being met. Of the RSUs granted to senior management, 69,375 RSUs, with vesting dependent on market conditions, expired on December 31, 2024.

In December 2022, 310,266 RSUs were granted to the Board members, members of senior management, and to other employees of the Company. Of those, 232,266 was granted to senior management, with vesting dependent on certain corporate objectives including the Company submitting its formal application to the regulator for the KSM Project to be designated as Substantially Started, notification from the regulator that the KSM Project has been designated as Substantially Started, and announcement of KSM joint venture agreement, or other transformative transaction affecting the ownership and control of KSM. The fair value of the total RSU grants, of $5.1 million, was estimated as at the grant date to be amortized over the expected service period of the grants. The expected service period ranges from nine months to three years from the date of the grant and is dependent on the corporate objectives being met. During the first quarter of 2024, upon the Company submitting its formal application to regulators for the KSM Project to be designated as Substantially Started, 58,066 RSUs vested and were exchanged for common shares of the Company. During the third quarter of 2024, and upon the Company receiving the Substantially Started Designation for the KSM Project, further 58,067 RSUs vested and were exchanged for common shares of the Company.
During the third quarter of 2024, the remaining 50,000 outstanding share options with an exercise price of $17.72 were exercised and were exchanged for common shares of the Company.
c)Basic and diluted net earnings (loss) per common share
Basic and diluted net loss attributable to common shareholders of the Company for the three and nine months ended September 30, 2025 was $32.3 million and $9.4 million, respectively (three and nine months ended September 30, 2024 - $27.6 million net loss and $9.5 million net earnings, respectively).
Earnings (loss) per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Stock options are reflected in diluted earnings per share by application of the treasury method. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted loss per common share for the following periods:

(Number of common shares)	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Basic weighted average shares outstanding	102,328,754	89,588,695	99,621,923	87,983,955
Weighted average shares dilution adjustments: [1]
Restricted share units	-	-	-	532,455
Deferred stock units	-	-	-	-
Diluted weighted average shares outstanding	102,328,754	89,588,695	99,621,923	88,516,410
1.Dilutive RSU and DSU units were determined using the Company’s average share price for the period. For the three and nine months ended September 30, 2025, the average share price used was $23.89 and $19.53, respectively (three and nine months ended September 30, 2024 - $22.23 and $19.57, respectively)
11. Cash flow items
Adjustment for other non-cash items within operating activities:

($000s)	Notes	Three months ended September 30,		Nine months ended September 30,
		2025	2024	2025	2024
Equity loss of associate	4	97	250	295	275
Depreciation		19	34	59	102
Finance costs, net		39	63	115	186
Effects of exchange rate fluctuation on cash and cash equivalents		(379)	409	583	(195)
		(224)	756	1,052	368

12. Fair value of financial assets and liabilities
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.
Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.
Level 3: Inputs are unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
The Company’s fair values of financial assets and liabilities were as follows:

($000s)	September 30, 2025
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Investment in marketable securities	8,181	8,181	-	-	8,181
Liabilities
Secured note liabilities	583,136	-	-	583,136	583,136

($000s)	December 31, 2024
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Investment in marketable securities	5,403	5,403	-	-	5,403
Liabilities
Secured note liabilities	562,552	-	-	562,552	562,552
The carrying value of cash and cash equivalents, short-term deposits, amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial assets and liabilities.
The Company’s financial risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
The Company’s credit risk is primarily attributable to short-term deposits, convertible notes receivable, and receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk
The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. During the first quarter of 2025, the Company replaced its US$750 million base shelf prospectus and related registration statement, that was expiring in late January 2025, with a new US$750 million base shelf prospectus and registration statement that expires in February 2027. In January 2025, the Company renewed its ATM offering that allows for the issuance of up to an additional US$100 million of its common shares by way of sales over the New York Stock Exchange. The ATM is available to the Company until February 2027 (or until US$100 million in shares have been sold).
During the nine months ended September 30, 2025, the Company raised $37.5 million (in 2024 - $75.9 million) through the ATM offering. The Company intends to utilize the ATM offering currently in place and believes that with this it will have sufficient liquidity to continue its operations and meet its obligations for the next twelve months. As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and on-going activities. When required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing or from the sale of non-core assets.
The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2025, the Company had cash and cash equivalents of $103.1 million (December 31, 2024 - $49.8 million) for settlement of current financial liabilities of $36.3 million (December 31, 2024 - $11.3 million). Except for the secured note liabilities and the reclamation obligations, the Company’s financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms.
The following table details the Company’s expected remaining contractual cash flow requirements for its financial liabilities on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows and may not agree with the carrying amounts in the consolidated statements of financial position.

($000s)	Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
2022 Secured Note including interest	20,358	40,716	40,716	208,235	310,025
2023 Secured Note including interest	36,714	27,144	27,144	182,109	273,111
Lease obligation	596	963	583	118	2,260
	57,668	68,823	68,443	390,462	585,396
Market Risk
Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument or its fair value will fluctuate because of changes in market interest rates. The secured note liabilities (Note 9) bear interest at a fixed rate of 6.5% per annum. The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.
Foreign Currency Risk
The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The secured note liabilities and the related interest payments are denominated in US dollars. The Company has the option to pay the interest either in cash or in shares. The Company also funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar cash on hand or converted from its Canadian dollar cash. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and has not entered into any foreign exchange hedges. As at September 30, 2025, the

Company had cash and cash equivalents, investment in associate, reclamation deposits, accounts payable and secured note liabilities that are in US dollars.
Investment Risk
The Company has investments in other publicly listed exploration companies which are included in investments. These shares were received as option payments on certain exploration properties the Company owns or has sold. In addition, the Company holds $8.1 million in a gold exchange traded receipt that is recorded on the consolidated statements of financial position in investments. The risk on these investments is significant due to the nature of the investment but the amounts are not significant to the Company.
13. Corporate and administrative expenses

($000s)	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
Employee compensation	1,412	1,300	4,827	4,658
Stock-based compensation	1,049	833	3,520	2,880
Professional fees	924	1,214	1,985	3,129
Other general and administrative	1,286	653	3,648	2,779
	4,671	4,000	13,980	13,446
14. Related party disclosures
During the nine months ended September 30, 2025 and 2024, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
15. Commitments and contingencies

($000s)	Payments due by years
	Total	2025	2026-2027	2028-2029	2030-2031
2022 Secured Note – interest	111,509	5,090	40,716	40,716	24,987
2023 Secured Note – interest	104,267	33,321	27,144	27,144	16,658
Capital expenditure commitments	20,471	20,471	-	-	-
Mineral interests	8,406	-	1,634	3,386	3,386
Lease obligation	2,236	217	1,018	851	150
	246,889	59,099	70,512	72,097	45,181
Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares or a combination of the two.
Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. Payment of quarterly interest due from the closing date to the second anniversary is deferred and US$21.5 million must be paid on or before 30 months after the closing date. The deferred interest and ongoing quarterly interest can be satisfied by way of cash, common shares, or a combination of the two. Should the Company decide not to pay the deferred interest, the NSR percentage increases from 1 to 1.2%.